Slam Corp.

500 Fifth Avenue

New York, New York 10110

February 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Slam Corp.
Registration Statement on Form S-1
File No. 333-252727

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Slam Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 22, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Himanshu Gulati

Name: Himanshu Gulati

Title: Chairman